

November 25, 2014

<u>Via E-mail</u>
Don Simmons
Chief Executive Officer
Hemisphere Energy Corporation
2000, 1055 West Hastings Street
Vancouver, BC Canada V6E 2E9

> **Re: Hemisphere Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form 20-FR**
> **Filed November 12, 2014**
> **File No. 0-55253**

Dear Mr. Simmons:

We have reviewed your response letter dated November 12, 2014 as well as your amended filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form 20-FR Filed November 12, 2014</u>

<u>Operating and Financial Review and Prospects, page 44</u>

<u>A. Operating Results, page 50</u>

<u>General and administrative expenses, page 51</u>

1.   We note from your response to comment 3 in our letter dated October 24, 2014 that the overhead capitalization you record "relates to certain costs that were initially expensed by the Company as general and administrative expense, and should be capitalized to wells and capital projects." You cite as an example, "salaries of geologists who allocate their time to the planning and execution of the Company's wells and capital projects." Please

provide us with additional information explaining the nature of the procedures being performed by these individuals and analyze those tasks in the context of the guidance referred to in your response (i.e., paragraph 17 of IAS 16). As part of your response, please tell us how you considered paragraph 19(d) of IAS 16 which indicates that administration and other general overhead costs are not examples of costs of an item of property, plant and equipment.

Financial Statements, page 95

2.   Please present financial statements for the period ended September 30, 2014 in your next amendment or tell us how you concluded that these financial statements do not need to be included in your filing. Refer to Item 8.A.5. of Form 20-F.

Supplementary Oil and Gas Reserve Estimation and Disclosures-ASC 932 (Unaudited), page 126

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page 129

3.   We note from your response to comment 7 in our letter dated October 24, 2014 that the "other income" relates to NGL revenue from the Trutch property. Please explain to us the specific underlying source of this income and how the amount of income has been calculated. Please note that the inclusion of third party revenues, such as income derived from processing fees relating to another entity's gas production, is inconsistent with US GAAP and should be excluded in the calculation of your standardized measure and in the determination of the economic producibility of your proved reserves.

Closing Comments

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director

cc: Mr. Daniel M. Miller